UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

First Transaction Management, Inc.

(f/k/a/ Creative Products International, Inc.)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

337187108

(CUSIP Number)

Susan Schreter
381 SE Crystal Creek Circle
Issaquah, WA 98027
(206) 355-1467

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Susan Schreter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			-0-

		8	SHARED VOTING POWER

- 0 -

		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

                    This statement relates to the common stock, par value $.01 per share, of First Transaction Management, Inc., a Delaware corporation formerly known as Creative Products International, Inc. (the “Issuer”). The Issuer’s principal executive offices are presently located at 381 SE Crystal Creek Circle, Issaquah, WA 9802. All share amounts set forth herein give effect to the one for twenty reverse stock split effected by the Issuer on August 1, 2008.

Item 2.	Identity and Background.

                    (a) This statement is filed by Susan Schreter.

                    (b) The business address of Susan Schreter is 381 SE Crystal Creek Circle, Issaquah, WA 98027

                    (c) During the last five years Susan Schreter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (d) During the last five years Susan Schreter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    (e) Susan Schreter is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

                    Inapplicable

Item 4.	Purpose of the Transaction.

                    Inapplicable

Item 5.	Interest in Securities of the Issuer.

                     On August 14, 2008, Ms, Schreter sold to Castle Bison, Inc., a California corporation acting on behalf of itself and certain other parties, and Vision Opportunity China LP the following in consideration of the payment of $600,000: (a) an aggregate of 262,798 shares of Common Stock and (b) the Issuer’s promissory note in the principal amount of $771,791 together with the accrued interest thereon as of July 31, 2008 of $278,872, which note by its terms is convertible at the option of the holder into shares of Common Stock at the rate of $1.60 per share. Simultaneous therewith, Ms. Schreter returned to the Issuer for no consideration a warrant to purchase 5,000 shares of Common Stock at $30.00 per share. As a result of such transactions, Ms. Schreter no longer owns or has the power to vote any shares of Common Stock or any securities convertible or exercisable into shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    None

Item 7.	Material to be filed as Exhibits.

                    None

CUSIP No.	13D	Page 4 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2008	/s/ Susan Schreter

Susan Schreter